SilverCrest Announces Stock Option Grant

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 12, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) announces the grant of stock options under its Stock Option Plan to purchase an aggregate of 100,000 common shares of the Company at an exercise price of $3.41 per share for a five-year term expiring November 11, 2023. The stock options were granted to the Company’s newly appointed director, Hannes Portmann, and are subject to necessary regulatory approvals.

The stock options shall vest as to 25% of the Optioned Shares on each of February 11, 2019, May 11, 2019, August 11, 2019, and November 11, 2019.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1(604)694-1730
	Fax:	+1(604)357-1313
	Toll Free:	1-866-691-1730(Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.